December 2, 2025

Latha Vairavan
Chief Financial Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road Suite 300
Westlake Village, California 91361

       Re: Arcutis Biotherapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 25, 2025
           File No. 001-39186
Dear Latha Vairavan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences